

02006800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 52297

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 1 2002
PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wydown Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 South Central Avenue, Suite 306
(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia D. Lyons — (314) 862-7755
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasternak & Co.
(Name — *if individual, state last, first, middle name*)

7710 Carondelet Ave., Suite 105	St. Louis	Missouri	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John G. Levis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wydown Capital, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public



LINDA M. JOYCE
St. Louis County
My Commission Expires
April 16, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WYDOWN CAPITAL, LLC

St. Louis, Missouri

FINANCIAL STATEMENTS AND AUDITORS' REPORT

YEARS ENDED DECEMBER 31, 2001 AND 2000

WYDOWN CAPITAL, LLC
CONTENTS

	Page
Facing Page to Form X-17A-5	1
Independent Auditors' Report	2
Financial Statements:	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Members' Equity Accounts	5
Statements of Cash Flows	6
Notes to Financial Statements	7

Pasternak & Co.

Certified
Public
Accountants

7710 Carondelet
Saint Louis, Missouri
63105

Phone (314) 721-0577
Fax (314) 721-7628

INDEPENDENT AUDITORS' REPORT

To the Members of Wydown Capital, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wydown Capital, LLC as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Wydown Capital, LLC as of December 31, 2000 and the year then ended were audited by other auditors whose report dated February 14, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wydown Capital, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



February 25, 2002

WYDOWN CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2001	2000
ASSETS		
Cash and cash equivalents	$6,634	$ 221,275
Accounts receivable - customer	-	150,349
Accounts receivable - employees	-	54,114
	$6,634	$ 425,738
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
Accrued payroll and related liabilities	$ -	$ 100,763
Due to related party	-	22,463
Accrued legal and professional expense	-	20,250
Other liabilities	-	3,556
Accounts payable	413	845
Total Liabilities	413	147,877
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		
Balances at end of year	6,221	277,861
Accumulated comprehensive loss	-	-
	6,221	277,861
	$6,634	$ 425,738

See accompanying Notes to Financial Statements.

WYDOWN CAPITAL, LLC
STATEMENTS OF OPERATIONS

	Year Ended December	
	2001	2000
REVENUES		
Mergers and acquisitions	$ -	$ 424,000
Capital raising fees	103,917	137,950
Advice and consulting	36,250	91,400
Valuations	-	56,500
Gain on sale of security	17,503	-
Interest and other income	1,020	7,313
Total Revenues	158,690	717,163
EXPENSES		
Salaries and compensation	178,900	749,872
Payroll taxes	21,150	49,061
Uncollectible receivables from clients	15,106	-
Occupancy expenses	39,974	83,495
Legal and professional	(1,428)	34,250
Employee benefits	5,975	17,681
Regulatory fees	3,078	12,130
Advertising	1,390	8,941
Other	27,654	63,095
Total Expenses	291,799	1,018,525
NET LOSS	(133,109)	(301,362)
OTHER COMPREHENSIVE LOSS		
Decrease in security held for sale	(64,021)	-
COMPREHENSIVE LOSS	$(197,130)	$ (301,362)

See accompanying Notes to Financial Statements.

WYDOWN CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY ACCOUNTS

	Members' Equity	Accumulated Comprehensive Income (Loss)
Year Ended December 31, 2000:		
Balances, December 31, 1999	$129,223	$ -
Contributions	450,000	-
Net loss	(301,362)	-
Balances, December 31, 2000	277,861	-
Year Ended December 31, 2001:		
Payments to parent company net of contributions	(66,000)	-
Net loss	(133,109)	-
Other comprehensive loss	-	(64,021)
Net assets transferred to parent company	(72,531)	64,021
Balances, December 31, 2001	$ 6,221	$ -

See accompanying Notes to Financial Statements.

WYDOWN CAPITAL, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2001	2000
OPERATING ACTIVITIES		
Net loss	$(133,109)	$(301,362)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in:		
Accounts receivable - customer	150,349	(129,333)
Accounts receivable - employees	54,114	(54,040)
Prepaids and other assets	-	2,803
Increase (decrease) in:		
Accrued payroll and related liabilities	(100,763)	100,763
Due to related party	(22,463)	22,463
All other liabilities	(24,238)	23,007
Net Cash Used in Operating Activities	(76,110)	(335,699)
NET CASH USED IN INVESTING ACTIVITIES		
Decrease in value of marketable security	(64,021)	-
FINANCING ACTIVITIES		
Net cash contributed by (repaid to) parent company	(66,000)	450,000
Net assets transferred to parent company	(8,510)	-
Net Cash Provided by (Used in) Financing Activities	(74,510)	450,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(214,641)	114,301
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	221,275	106,974
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 6,634	$221,275

See accompanying Notes to Financial Statements.

WYDOWN CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - HISTORY AND BUSINESS OF THE COMPANY

Wydown Capital, LLC was organized on October 1, 1999 as a limited liability company under the laws of the State of Missouri. Wydown Associates, LLC, also a Missouri limited liability company organized at the same time, owns 99.9% of the capital of Wydown Capital, LLC.

Wydown Capital, LLC is registered with the Securities and Exchange Commission as a broker-dealer. It is a member of the National Association of Securities Dealers, Inc. (the NASD), and operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii). It is, therefore, subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 for 12 months after commencing business as a broker).

Wydown Capital, LLC's parent company reorganized in June 2001. As a part of that reorganization, Wydown Capital, LLC transferred its assets and liabilities to its parent. Although it may conduct unregulated activities in the future, it is expected that Wydown Capital, LLC will conduct primarily regulated activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash and Cash Equivalents

All highly liquid money market funds are considered to be cash equivalents.

b. Income Taxes

By election permitted under the U.S. Internal Revenue Code, Wydown Capital, LLC, with the consent of its members, elected to be taxed as a partnership. Consequently, income and losses of Wydown Capital, LLC are ascribed to its members to be included on their income tax returns. Accordingly, no provision has been recorded for income taxes in the accompanying financial statements.

c. Revenue Recognition

Commissions and other fees earned from mergers, acquisitions and capital raising are recognized when such transactions are closed. Revenues earned from advisory, consulting and valuation services are recognized upon completion of each assignment.

d. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

Prior to the transaction in connection with the reorganization of its parent company described in Note 1, Wydown Capital, LLC leased its furniture and equipment from Wydown Associates LLC. Rent paid was $9,896 and $22,463 during the years ended December 31, 2001 and 2000, respectively.

NOTE 4 - FUTURE ACTIVITIES

The company and its parent have assignments under contract which management is certain will result in significant increased income. In addition, salaries, members' compensation and other operating expenses have been brought into line with current activities to assure profitable results.